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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #32/03 ISSUED ON NOVEMBER 10, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    ☐            Form 40-F  ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐            No  ☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on November 10, 2003 (#32/03)

November 10, 2003	32/03

For immediate release	Page 1 of 2

QUEBECOR WORLD
RESTRUCTURES BANK FACILITY

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) is pleased to announce that it has restructured its existing revolving $1 billion bank facility with a syndicate of 16 banks led by Royal Bank of Canada. The new facility is comprised of three tranches. The first tranche of $250 million matures in November, 2004. The second and third tranches of $250 million and $500 million mature in November, 2006. All three tranches can be extended on a yearly basis. The financial covenants remain unchanged. The facility can be used for general corporate purposes.

Quebecor World has also renegotiated certain terms and conditions of its $500 million, U.S. accounts receivable securitization program. The termination events in the new securitization program mirror the financial covenants in the bank facility and replace the previous credit rating termination event.

These new agreements are part of the Company's current financial plan that includes the previously announced offering of $600 of Senior Notes by Quebecor World's wholly owned subsidiary Quebecor World Capital Corporation. The proceeds of that offering are being used to refinance existing Senior Notes that will result in annual pre-tax savings of approximately $12 million for Quebecor World.

"The offering of senior notes and these new agreements demonstrate the confidence our lenders have in Quebecor World," said Claude Helie, Executive Vice-President and Chief Financial Officer, Quebecor World Inc. "The combined programs reinforce Quebecor World's strong liquidity position and further enhance our financial flexibility allowing us to continue to grow and develop our global platform."

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:
Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ Raynald Lecavalier
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date:	November 10, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD RESTRUCTURES BANK FACILITY
SIGNATURES